Mail Stop 4561

July 28, 2005

Kelly Hankinson
Chief Financial Officer
Thinkpath, Inc.
201 Westcreek Boulevard
Brampton, Ontario Canada L6T 5S6
(905) 460-3042

	Re:	Thinkpath, Inc.
		Form 10-KSB: For the Fiscal Year Ended December 31, 2004
      Filed April 15, 2005
		Form 10-QSB: For the Quarterly Period Ended March 31,
2005
		Filed May 23, 2005
		File No. 001-14813

Dear Ms. Hankinson,

      We have reviewed your response letter dated July 11, 2005 and have the following comments. We may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7. Financial Statements

Note 6.  Investment in Non-Related Companies, pg. F-12
1. We note that previous adjustments to market value of your investment in Digital Cement remain in Other Comprehensive Income at
December 31, 2004. You indicate that these prior adjustments should have been recorded as losses at December 31, 2004. Tell us what consideration you gave, including your SAB 99 analysis, to amending your 2004 Form 10-KSB to include the prior market adjustments in your statement of operations for the year ended December 31, 2004.
Also
indicate how this was considered in your officers` assessment of the effectiveness of disclosure controls and procedures as of December 31, 2004

Note 10.  Convertible Debentures, pg. F-14
2. We note your statement that the convertible debenture documents issued by the Company do not specify a stated redemption date. However, you indicate in Note 10 to your financial statements that the 2003 and 2004 debentures will become due twelve months from the date of issuance. Since the debentures have a stated redemption date
(i.e. the maturity date), it is unclear why you continue to believe that the beneficial conversion feature should be recognized at the date of issuance. Please advise.
3. We note that you recorded the value of the beneficial conversion feature without reference to paragraph 6 of EITF 98-5 and, hence, recorded this value in excess of the amount of proceeds allocated to the convertible instruments. Tell us what consideration you gave, including your SAB 99 analysis, to amending your 2004 Form 10-KSB to limit the amount allocated to the value of the beneficial conversion feature included in your statements of operations for the years ended
December 31, 2004 and 2003. Also indicate how this was considered in your officers` assessment of the effectiveness of disclosure controls and procedures as of December 31, 2004.

Item 8A. Controls and Procedures
4. We note that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures "as of a date within 90 days prior to the filing date" for the year ended December 31, 2004. Your evaluation should be "as of the end of the period covered by the report" pursuant to Item 307 of
Regulation S-B. Please confirm whether your disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2004. Similarly, tell us whether your disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were effective as of the period ended March 31, 2005.
5. Your disclosure suggests that your disclosure controls and procedures are effective in alerting the officers on a timely basis to material information required to be included in your Exchange Act reports. Please confirm whether your officers have also concluded on the effectiveness of disclosure controls and procedures as defined in
Rule 13a-15(e) of the Exchange Act. Also address this comment with respect to your officers` assessment as of March 31, 2005.




6. We note your disclosure that "since the evaluation date, there have not been any significant changes in [y]our internal controls or in other factors that could significantly affect such controls." Consistent with the evaluation required by Rule 13a-15(d) of the Exchange Act, please confirm to us definitively whether there has been any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please also address this comment with respect to the report for the period ended March 31, 2005. Refer to Section
II.F.4 of Release No. 33-8238 for additional guidance.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Steve Williams at (202) 551-3478 or Melissa
Walsh (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3730 with any other questions.


							Sincerely,



							Stephen Krikorian
							Accounting Branch Chief



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Kelly Hankinson
Thinkpath, Inc.
July 28, 2005
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